CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Accelerated Return NotesSM Linked to the Gold Spot Price, due April 7, 2010	7,590,000	$10.00	$75,900,000	$2,982.87

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-133852

The ARNs are being offered by Bank of America Corporation (“BAC”). The ARNs will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms” (together, the “Note Prospectus”). Investing in the ARNs involves a number of risks. See “Risk Factors” and “Additional Risk Factors” on page TS-5 of this term sheet and beginning on page S-9 of product supplement ARN-1.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC. References to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

In connection with this offering, each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$75,900,000
Underwriting discount (1)	$0.20	$1,518,000
Proceeds, before expenses, to Bank of America Corporation	$9.80	$74,382,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively.

“Accelerated Return NotesSM” is a service mark of subsidiary, Merrill Lynch & Co., Inc.

“ARNs®” is a registered service mark of Merrill Lynch & Co., Inc.

Merrill Lynch & Co.

January 29, 2009

Accelerated Return NotesSM

Summary

The Accelerated Return NotesSM Linked to the Gold Spot Price, due April 7, 2010, (the “ARNs”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The ARNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the ARNs, including any repayment of principal, will be subject to the credit risk of BAC. The ARNs provide a leveraged return for investors, subject to a cap, if the level of the Gold Spot Price (as defined below) increases moderately from the Starting Value of the Gold Spot Price, determined on January 29, 2009, the pricing date, to the Ending Value of the Gold Spot Price, determined on the calculation day shortly prior to the maturity date of the ARNs. Investors must be willing to forgo interest payments on the ARNs and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the ARNs.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-1.

Terms of the ARNs	Determining the Redemption Amount for the ARNs

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the ARNs, based on the Capped Value of $14.81 (a 48.10% return). The green line reflects the hypothetical returns on the ARNs, while the dotted gray line reflects the hypothetical returns of a direct investment in gold, as measured by the Gold Spot Price.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations (rounded to two decimal places), based upon the Starting Value of 892.25, and the Capped Value of $14.81

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value:	892.25
Hypothetical Ending Value:	713.80

$10 ×	(713.80)	= $8.00
892.25

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 102% of the Starting Value:

Starting Value:	892.25
Hypothetical Ending Value:	910.10

$10 +	($10 × 300% ×	(910.10 – 892.25))	= $10.60
892.25

Payment at maturity (per unit) = $10.60

Example 3—The hypothetical Ending Value is 150% of the Starting Value:

Starting Value:	892.25
Hypothetical Ending Value:	1,338.38

$10 +	($10 × 300% ×	(1,338.38 – 892.25))	= $25.00
892.25

Payment at maturity (per unit) = $14.81        (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for the Starting Value of 892.25, the Capped Value of $14.81 and a range of hypothetical Ending Values of the Gold Spot Price:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the total Redemption Amount per unit (rounded to two decimal places);
▪	the total rate of return to holders of the ARNs;
▪	the pretax annualized rate of return to holders of the ARNs; and
▪	the pretax annualized rate of return of a hypothetical investment in gold, as measured by the Gold Spot Price.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Redemption Amount per unit	Total rate of return on the ARNs	Pretax annualized rate of return on the ARNs (1)	Pretax annualized rate of return of the Gold Spot Price (1)(2)
446.13	-50.00%	$5.00	-50.00%	-51.19%	-51.19%
535.35	-40.00%	$6.00	-40.00%	-39.16%	-39.16%
624.58	-30.00%	$7.00	-30.00%	-28.23%	-28.23%
713.80	-20.00%	$8.00	-20.00%	-18.16%	-18.16%
803.03	-10.00%	$9.00	-10.00%	-8.79%	-8.79%
820.87	-8.00%	$9.20	-8.00%	-6.99%	-6.99%
838.72	-6.00%	$9.40	-6.00%	-5.21%	-5.21%
856.56	-4.00%	$9.60	-4.00%	-3.45%	-3.45%
874.41	-2.00%	$9.80	-2.00%	-1.72%	-1.72%
892.25 (3)	0.00%	$10.00	0.00%	0.00%	0.00%
910.10	2.00%	$10.60	6.00%	5.03%	1.70%
927.94	4.00%	$11.20	12.00%	9.91%	3.37%
945.79	6.00%	$11.80	18.00%	14.63%	5.03%
963.63	8.00%	$12.40	24.00%	19.22%	6.67%
981.48	10.00%	$13.00	30.00%	23.68%	8.30%
1,070.70	20.00%	$14.81 (4)	48.10%	36.47%	16.17%
1,159.93	30.00%	$14.81	48.10%	36.47%	23.68%
1,249.15	40.00%	$14.81	48.10%	36.47%	30.87%
1,338.38	50.00%	$14.81	48.10%	36.47%	37.76%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from February 5, 2009 to April 7, 2010, the term of the ARNs.

(2)	This rate of return assumes:

(a)	the percentage change of a hypothetical direct investment in gold, as measured by the Gold Spot Price, that equals the percentage change in the level of the Gold Spot Price from the Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The Redemption Amount per unit of the ARNs cannot exceed the Capped Value of $14.81.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

An investment in the ARNs involves significant risks. The following is a list of certain of the risks involved in investing in the ARNs. You should carefully review the more detailed explanation of risks relating to the ARNs in the “Risk Factors” sections included in the product supplement ARN-1 and MTN prospectus supplement identified below under “Additional Terms”. We also urge you to consult your investment, legal, tax, accounting, and other advisers before you invest in the ARNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return may be less than a comparable investment directly in gold, as measured by the Gold Spot Price.

▪	You must rely on your own evaluation of the merits of an investment linked to the Gold Spot Price.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the ARNs while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the ARNs.

▪	We cannot assure you that a trading market for your ARNs will ever develop or be maintained.

▪	The Redemption Amount will not be affected by all developments relating to the Gold Spot Price.

▪

If you attempt to sell ARNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on ARNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of ARNs.

▪	Purchases and sales by us and our affiliates may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may have affected the Starting Value, and may affect the Ending Value, the Redemption Amount, and the market value of ARNs.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of ARNs are uncertain, and may be adverse to a holder of ARNs. See “Certain U.S. Federal Income Taxation Considerations” below.

▪	Ownership of ARNs will not entitle you to any rights with respect to gold or any related futures contracts or commodities.

▪	The Gold Spot Price may change unpredictably, affecting the value of your ARNs in unforeseeable ways.

▪	Suspensions or disruptions of market trading in gold and related futures markets may adversely affect the value of the ARNs.

▪	The ARNs will not be regulated by the CFTC.

Additional Risk Factors

There are risks associated with investing in gold or gold-linked ARNs.

The Gold Spot Price is derived from a principals’ market which operates as an over-the-counter physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

Changes in the methodology used to calculate the Gold Spot Price or changes in laws or regulations may affect the value of the ARNs.

The members of the London Bullion Market Association (the “LBMA”) may adjust the Gold Spot Price in a way that affects its value, and these respective publishers have no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the Gold Spot Price. Any change of this kind could cause a decrease in the Gold Spot Price, which would adversely affect the value of the ARNs.

In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Any event of this kind could adversely affect the Gold Spot Price and, as a result, could adversely affect the value of the ARNs.

Other Terms of the ARNs

The provisions of this section supersede and replace the definition of “Market Disruption Event” set forth in product supplement ARN-1

Market Disruption Event

A “Market Disruption Event” means any of the following events, as determined in good faith by the calculation agent:

(A) the suspension of or material limitation on trading in gold, or futures contracts or options related to gold, on the Relevant Market (as defined below);

(B) the failure of trading to commence, or permanent discontinuance of trading, in gold, or futures contracts or options related to gold, on the Relevant Market; or

(C) the failure of the LBMA (as defined herein) to calculate or publish the official fixing price of gold for that day (or the information necessary for determining the official fixing prices).

For the purpose of determining whether a Market Disruption Event has occurred:

(A) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and

(B) a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the LBMA in the Relevant Market under ordinary circumstances.

Relevant Market

“Relevant Market” means the market in London on which members of the LBMA, or any successor thereto, quote prices for the buying and selling of gold, or if such market is no longer the principal trading market for gold or options or futures contracts for gold, such other exchange or principal trading market for gold as determined in good faith by the calculation agent which serves as the source of prices for gold, and any principal exchanges where options or futures contracts on gold are traded.

Investor Considerations

You may wish to consider an investment in the ARNs if:

▪	You anticipate that the Gold Spot Price will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the Gold Spot Price decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the ARNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the ARNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Gold Spot Price with no expectation of benefits of owning gold or any related futures contract.

▪

You are willing to accept that a trading market is not expected to develop for the ARNs. You understand that secondary market prices for the ARNs, if any, will be affected by various factors, including our perceived creditworthiness.

The ARNs may not be appropriate investments for you if:

▪

You anticipate that the Gold Spot Price will depreciate from the Starting Value to the Ending Value or that the Gold Spot Price will not appreciate sufficiently over the term of the ARNs to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 48.10%.

▪	You seek interest payments or other current income on your investment.

▪	You want an investment that provides you with the benefits of owning gold or any related futures contracts.

▪	You want assurances that there will be a liquid market if and when you want to sell the ARNs prior to maturity.

Other Provisions

We will deliver the ARNs against payment therefor in New York, New York on a date that is in excess of three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the ARNs occurs more than three business days from the pricing date, purchasers who wish to trade ARNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from BAC.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the ARNs. Accordingly, offerings of the ARNs will conform to the requirements of NASD Rule 2720. In the original offering of the ARNs, the ARNs will be sold in minimum investment amounts of 100 units.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the ARNs but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Gold Spot Price

The London Gold Market Fixing Ltd P.M. Fixing Price (the “Gold Spot Price”) is a benchmark price used in the markets where gold is sold for United States dollars and delivered immediately. The Gold Spot Price is published by Bloomberg, L.P. (“Bloomberg”) under the symbol GOLDLNPM. The Gold Spot Price is an internationally published benchmark of the spot price of gold in U.S. dollars as determined at 3:00 P.M. London time by the LBMA. The Gold Spot Price is determined by five market-making members of the LBMA. These members meet by telephone each London business day at 3:00 P.M. to determine the Gold Spot Price. The five members are the Bank of Nova Scotia–ScotiaMocatta, Barclays Bank Plc, Deutsche Bank AG, HSBC Bank USA, N.A., and Société Générale.

The London bullion market is an “over-the-counter” (OTC) market, as opposed to an exchange-traded environment. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.

An investment in the ARNs does not entitle you to any ownership interest, either directly or indirectly, in gold or in any gold transaction traded on the London bullion market.

The ARNs are not sponsored, endorsed, sold or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this term sheet, the accompanying MTN prospectus supplement, or the accompanying prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the ARNs, prices at which the ARNs are to initially be sold, or the quantities of the ARNs to be issued or in the determination or calculation of the Redemption Amount. The LBMA has no obligation in connection with the administration, marketing, or trading of the ARNs.

The following graph sets forth the monthly historical performance of the Gold Spot Price in the period from January 2003 through December 2008. This historical data on the Gold Spot Price is not necessarily indicative of the future performance of the Gold Spot Price or what the value of the ARNs may be. Any historical upward or downward trend in the Gold Spot Price during any period set forth below is not an indication that the Gold Spot Price is more or less likely to increase or decrease at any time over the term of the ARNs. On the pricing date, the Gold Spot Price was 892.25.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the ARNs, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the ARNs for all tax purposes as a single financial contract with respect to the Gold Spot Price that requires you to pay us at inception an amount equal to the purchase price of the ARNs and that entitles you to receive at maturity an amount in cash based upon the performance of the Gold Spot Price.

•

Under this characterization and tax treatment of the ARNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the ARNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the ARNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in the accompanying product supplement ARN-1, which you should carefully review prior to investing in the ARNs.

General.    Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the ARNs, we intend to treat the ARNs for all tax purposes as a single financial contract with respect to the Gold Spot Price that requires the investor to pay us at inception an amount equal to the purchase price of the ARNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the Gold Spot Price. Under the terms of the ARNs, we and every investor in the ARNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the ARNs as described in the preceding sentence. This discussion assumes that the ARNs constitute a single financial contract with respect to the Gold Spot Price for U.S. federal income tax purposes. If the ARNs did not constitute a single financial contract, the tax consequences described below would be materially different.

This characterization of the ARNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the ARNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the ARNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in the accompanying product supplement ARN-1. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the ARNs, including possible alternative characterizations.

Settlement At Maturity or Sale or Exchange, Prior to Maturity.    Assuming that the ARNs are properly characterized and treated as single financial contracts with respect to the Gold Spot Price for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, a U.S. Holder (as defined in the accompanying product supplement ARN-1) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the ARNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the ARNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes.    On December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the ARNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the ARNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the ARNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the ARNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the ARNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in the accompanying product supplement ARN-1.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the ARNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The ARNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ARNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-1 dated January 2, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000119312509000312/d424b5.htm

▪	Series L MTN prospectus supplement dated April 10, 2008 and prospectus dated May 5, 2006:

http://www.sec.gov/Archives/edgar/data/70858/000119312508079745/d424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the ARNs, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.